Exhibit 99.1

TORM purchases three 2015-built scrubber-fitted LR2 vessels
TORM has today entered into an agreement to purchase the three 2015-built scrubber-fitted and fuel-efficient LR2 vessels Nissos Schinoussa, Nissos Heraclea and Nissos Therassia from Okeanis Eco Tankers Corp. for a total consideration of USD 120.8m. The vessels are expected to be delivered during the remainder of the second quarter and the third quarter of 2021.
TORM has obtained commitment for the financing of two of the vessels from Danish Ship Finance for USD 60.0m subject to finalization of the documentation. The third vessel is expected to be financed through a sale and leaseback agreement with a Chinese financial institution for proceeds of USD 32.2m. In this connection, TORM expects to enter into two additional sale and leaseback agreements providing USD 24m in net liquidity. TORM has agreed on the key terms for the three sale and leaseback agreements.
After the end the quarter, TORM has also sold the MR vessel TORM Carina. Net of debt repayment, the sale will generate USD 6m in liquidity. The vessel is expected to be delivered to the new owner during the second quarter of 2021.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, Chief Financial Officer, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.
SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.
In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 15 / 12 May 2021	TORM purchases three 2015-built scrubber-fitted LR2 vessels	Page 1 of 1